Supplement No. 3                                                   Rule 424(b)


                              EA INDUSTRIES, INC.

                        ---------------------------------

            SUPPLEMENT NO. 3 TO PROSPECTUS, DATED NOVEMBER 26, 1996

                        ---------------------------------



      On September 25, 1996, EA Industries, Inc., a New Jersey corporation formerly known as Electronic Associates, Inc. (the "Company"), filed a registration statement (Registration Statement No. 333-12691) (the "Registration Statement") with the Securities and Exchange Commission relating to the offer and sale of 3,527,742 shares of Common Stock (the "Shares") of the Company from time to time by a certain stockholder, a warrant holder and certain convertible subordinated debenture holders and convertible note holders of the Company (collectively referred to as the "Selling Securityholders"), together with the 3,527,742 Preferred Stock Purchase Rights ("Rights") associated with the Shares. The Registration Statement, as amended, was declared effective on November 26, 1996.

      On December 16, 1996, the Board of Directors of the Company approved and declared a one-for-four reverse Stock Split of the shares of Common Stock of the Company to be effective as of the close of business on December 27, 1996 (the "Record Date"), such that each holder of record on the Record Date was entitled to receive, as soon as practicable thereafter, one (1) share of no par value Common Stock of the Company for every four (4) shares of no par value Common Stock held by such person on the Record Date (the "Reverse Stock Split"). Following the Record Date, the number of Shares of Common Stock, and associated Rights, which continued to be offered by the Selling Securityholders pursuant to the Registration Statement and Prospectus dated November 26, 1996 included in the Registration Statement (the "Prospectus"), as reflected under the heading "Plan of Distribution and Selling Securityholders," were reduced on a one-for-four basis in accordance with the Reverse Stock Split, except to the extent that the Shares issuable upon conversion of the Convertible Debentures in accordance with the conversion price thereof are tied to the market price of the Company's Common Stock.

     Included in the Shares currently covered by the Registration Statement are
(i) 775,280 Shares (193,820 Shares post-Reverse Stock Split) into which certain Convertible Notes due December 29, 1997 in the aggregate principal amount of $2,070,000 (the "Convertible Notes"), originally held by the Chairman of the Company and certain trusts for his children's benefit are convertible, and (ii) 2,025,000 Shares (506,250 Shares post-Reverse Stock Split) into which certain 9% Convertible Subordinated Debentures due May 3, 1998 in the aggregate principal amount of $8,100,000 (the "Convertible Debentures"), are convertible, provided, however, that with respect to the Convertible Debentures, the actual number of shares issuable upon the conversion of the Convertible Debentures which are included in such Registration Statement is equal to the principal amount of the Amended Convertible Debentures converted divided by a conversion price per share equal to the lesser of (i) eighty percent (80%) of the average of the closing price of the Company's Common Stock as traded on the NYSE for the five days immediately preceding the date of notice of conversion to the Company, or (ii) $4.00 ($16.00 post-Reverse Stock Split) (the "Original Conversion Formula").

      The Prospectus, as supplemented by Supplements No. 1 and 2, dated December 4, 1996 and December 18, 1996, respectively, is hereby further supplemented as follows:

      The section titled "The Company - Recent Developments" is supplemented by adding the following paragraphs.

            Amendment to Convertible Notes. As of the date hereof, none of the Convertible Notes have been converted into Shares of Common Stock of the Company. On February 6, 1997, in return for the Convertible Note holders foregoing interest and making available certain other loans to the Company, the Company amended the Convertible Notes (the "Amended Convertible Notes") by
(i) increasing the aggregate principal amount of such notes to $2,725,000 and
(ii) reducing the fixed conversion price from $2.67 per share (pre-Reverse Stock Split price) ("Original Conversion Price") to $1.50 per share (post-Reverse Stock Split price) (the "Amended Conversion Price"). Of the aggregate amount of shares into which the Amended Convertible Notes may be converted as a result of such amendment, the Prospectus relates to the 193,820 Shares (post-Reverse Stock Split) issuable upon conversion in accordance with the Original Conversion Price, and associated Rights, which are covered by the Registration Statement. The Company has agreed to register all additional Shares which may be acquired upon conversion of such Amended Convertible Notes. On February 6, 1997, certain trusts for the Chairman's children's benefit which hold a portion of the Amended Convertible Notes, assigned an aggregate principal amount of $600,000 of such Amended Convertible Notes to Chanie Lerner in consideration for $600,000 in a private transaction. Accordingly, as discussed below, Chanie Lerner is being named in the Prospectus as a Selling Securityholder for a portion of the underlying shares of Common Stock into which such assigned Amended Convertible Notes are convertible and which are covered by the Registration Statement.

            Amendment to Convertible Debentures. As of the date hereof, $3,786,000 principal amount of Convertible Debentures have been converted into 2,314,640 Shares of Common Stock (post-Reverse Stock Split Shares) of the Company. The ceiling conversion price of the remaining $4,314,000 principal amount of Convertible Debentures (the "Amended Convertible Debentures") has been reduced from $4.00 per share (pre-Reverse split stock price) to $1.50 per share (post-Reverse Split Stock price) as a result of the holders having refrained from certain sales and conversions from January through April 1997. The actual number of shares of Common Stock to be issued upon the conversion of the Amended Convertible Debentures will be equal to the principal amount of the Amended Convertible Debentures converted divided by a conversion price per share equal to the lesser of (i) eighty percent (80%) of the average of the closing price of the Company's Common Stock as traded on the NYSE for the five days immediately preceding the date of notice of conversion to the Company, or (ii) $1.50 (post-Reverse Stock Split price) (the "Amended Conversion Formula"). Of the aggregate amount of shares into which the Amended Convertible Debentures may be converted as a result of such amendment, the Prospectus relates to the Shares issuable upon conversion in accordance with the Original Conversion Formula and associated Rights, which are covered by the Registration Statement. The Company has agreed to register all additional shares which may be acquired upon conversion of such Amended Convertible Notes in accordance with the Amended Conversion Formula.

            Possible or actual sales made under Rule 144, or pursuant to exemptions under the Securities Act, or pursuant to registration rights, of the Shares issuable upon conversion of the Amended Convertible Notes and Amended Convertible Debentures may have a material adverse effect upon the market price of the Company's Common Stock. Further, the Amended Convertible Notes and

Amended Convertible Debentures are convertible into shares of Common Stock at a conversion price which is significantly less that the current market price of the Company's Common Stock, which may also have a material adverse effect on the market price of the Company's Common Stock prior to conversion.

      In addition to the assignment of a portion of the Amended Convertible Notes to Chanie Lerner discussed above, a number of holders of the Amended Convertible Debentures named in the Prospectus have made private transfers of all or a portion of their Amended Convertible Debentures to other third parties. Accordingly, the section titled "Plan of Distribution and Selling Securityholders" in the Prospectus is hereby amended and restated to reflect the current holders of all of the Amended Convertible Debentures and Amended Convertible Notes as Selling Securityholders as a result of such private transfers in place of those persons named as the holders of the Convertible Debentures and Convertible Notes in the Prospectus and to reflect those shares underlying the Amended Convertible Debentures and Amended Convertible Notes which are included in the Registration Statement, as follows:


                            PLAN OF DISTRIBUTION AND
                             SELLING SECURITYHOLDERS

                    The Shares will be offered by the Selling Securityholders or their donees, pledgees, transferees or other successors in interest for resale by this Prospectus from time to time after the date hereof in one or more transactions on the NYSE, in negotiated transactions, or private transactions, or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions (which compensation may be in excess of customary commissions). The following table sets forth as of May 6, 1997 (a) the name of each Selling Securityholder, (b) the nature of any position, office or other material relationship which the Selling Securityholder has had within the past three years with the Company, (c) the number of Shares owned prior to the offering, (d) the number of Shares to be offered for the Selling Securityholder's account, (e) the number of Shares to be owned by the Selling Securityholder after completion of the offering, and (f) the percentage of Common Stock to be owned by the Selling Securityholder after completion of the offering.


                                                               Number of    Percentage of
                                  Number of                      Shares        Common
                     Relation-   Shares Owned      Number of     Owned       Stock Owned
Name of Selling       ship to     Prior to          Shares       After          After
Securityholder       Company(1)   Offering          Offered     Offering     Offering(2)
----------------    ----------    ------------     --------    ---------     -----------
Laura Huberfeld                     326,473(7)      37,500(3)   388,973         5.12%
and Naomi Bodner                    100,000(9)
Partnership

Robert Cohen                        100,000(9)      37,500(3)    62,500          (12)

Lenore Katz                          16,667(9)       6,250(3)    10,417          (12)

Kids Associates                      26,667(9)      10,000(3)    16,667          (12)

Chanie Lerner                        67,667(9)      25,000(3)   399,991         5.26%
                                    400,000(10)     42,676(4)

Millenco L.P.                     1,333,333(9)     500,000(3)   883,333        11.62%
                                     50,000
CMR Associates, LLC                 140,000(9)      52,500(3)    87,500         1.15%

Arrasy Corp.                        483,333(9)     181,250(3)   302,083         3.97%

Fargher Trading, Ltd.               483,333(9)     181,250(3)   302,083         3.97%

Kinley Consultants                  126,000(9)      47,250(3)    78,750         1.04%
Limited

Elizabeth Gross                     643,333(10)     67,570(4)   575,763         7.58%(4)
Trust A U/T/A of
Irwin Gross Trust
dated 3/20/90

Gabrielle Gross                     643,333(10)     67,570(4)   575,763         7.58%(4)
Trust B U/T/A of
Irwin Gross Trust
dated 3/20/90

Irwin L. Gross     Chairman         342,000(5)      16,004(4)   475,996         6.26%(4)
                                    150,000(10)

Broad Capital                       326,473(7)      89,286(6)   337,187         4.44%
Associates, Inc.                    100,000(11)

Aryeh Trading, Inc.                 125,000(8)     125,000          -0-          -0-

------------------------------

       (1) Except as expressly set forth in the table, none of the Selling Securityholders has had any relation to the Company within the past three years.

       (2) Assumes that all Shares which are registered are sold in the Offering. Also, calculation is based on approximately 7.6 million shares of EAI Common Stock outstanding at May 6, 1997.

       (3) Represents shares of the Company's Common Stock into which certain 9% Convertible Subordinated Debentures due May 3, 1998 in the original aggregate principal amount $8,100,000, issued by the Company in May and June 1996 to the Selling Securityholders listed above, were convertible prior to the amendment thereof in accordance with the Original Conversion Formula. For purposes of determining the number of shares of the Company's Common Stock to include in this registration statement, the Company assumed a conversion price of $4.00 per share. The actual number of shares of Common Stock issuable upon the conversion of the Convertible Debentures in accordance with the Original Conversion Formula included in the Registration Statement was equal to: the principal amount of the Convertible Debentures converted divided by a conversion price per share equal to the lesser of (i) eighty percent (80%) of the average of the closing price of the Company's Common Stock as traded on the NYSE for the five days immediately preceding the date of notice of conversion to the Company, or (ii) $4.00 ($16.00 post-Reverse Stock Split price). In accordance with Rule 416 under the Securities Act, this registration statement also covers such indeterminate number of additional shares of Common Stock as may become issuable upon the conversion of the notes to prevent dilution resulting from stock splits, stock dividends or similar transactions or by reason of changes in the conversion price as aforesaid. See footnote (9) below.

     (4) Represents shares of the Company's Common Stock into which certain 7% Convertible Subordinated Notes due December 29, 1997 in the original aggregate principal amount of $2,070,000, reissued by the Company to the Selling Securityholders listed above, were convertible prior to the amendment thereof, in accordance with the Original Conversion Price post-Reverse Stock split. The Convertible Notes represent the outstanding balance of the 7% convertible subordinated note issued by the Company to GFL Advantage Fund in December 1995. The Selling Securityholders listed above acquired such convertible subordinated note from GFL Advantage Fund on August 19, 1996, and as a result, the Company reissued the Convertible Notes to such Selling Securityholders upon cancellation of the note assigned by GFL Advantage Fund. See footnote (10) below.

     (5) Includes warrants to purchase an aggregate of 65,500 shares of Common Stock issued by the Company to Mr. Gross, in connection with his retention as a consultant to the Company in March 1994. Also includes options to purchase 166,667 shares of Common Stock granted under the Company's Equity Incentive Plan but does not include options to purchase shares also granted at the same time pursuant to the Company's Equity Incentive Plan which are not currently exercisable. Includes options to purchase 83,333 shares granted by the Company \ to Mr. Gross pursuant to the Company's Equity Incentive Plan but does not include options to purchase 166,667 which are not currently exercisable. Does not include 20,000 shares of Common Stock held of record by irrevocable trusts for the benefit of the children of Mr. Gross with respect to which an independent trustee exercises voting and investment power. Mr. Gross disclaims beneficial ownership of such shares. Does not include the 150,000 shares of Common Stock into which the Amended Convertible Notes held by Mr. Gross are currently convertible. Does not include 1,266,667 shares of Common Stock into which the Amended Convertible Notes are currently convertible, which are held by irrevocable trusts for the benefit of the children of Mr. Gross with respect to which an independent trustee exercises voting and investment power. Mr. Gross disclaims beneficial ownership of such shares. Does not include 458,286 shares issuable upon conversion of certain 10% Series A Convertible Notes of the Company held by Mr. Gross which are not currently convertible. Does not include 476,000 shares issuable upon conversion of certain 10% Series A Convertible Notes held by certain family related trusts with respect to which an independent trustee exercises voting control and investment power, which are not currently convertible. Mr. Gross disclaims beneficial ownership of such shares.

      (6) Represents shares of the Company's Common Stock which may be acquired upon exercise of a Warrant granted by the Company to Broad Capital Associates, Inc. ("Broad Capital") on September 3, 1996 as additional consideration for Broad Capital's exercise of certain options to purchase 89,286 shares of Common Stock of the Company post-Reverse Stock Split for proceeds to the Company of approximately $1 million. In accordance with Rule 416 under the Securities Act, this registration statement also covers such indeterminate number of additional shares of Common Stock as may become issuable upon exercise of such warrant to prevent dilution resulting from stock splits, stock dividends or similar transactions.

       (7) Includes (i) 89,286 shares of Common Stock which may be acquired upon exercise of a warrant held by Broad Capital, and (ii) options to purchase 60,714 shares granted to Broad Capital by the Company pursuant to the Company's Equity Incentive Plan. Also includes Class B Warrants to purchase 88,236 shares of Common Stock held by the 1995 Huberfeld Family Charitable Income Trust ("Huberfeld Trust"), in which Mr. Murray Huberfeld is the sole voting trustee, and Class B Warrants to purchase 88,236 shares of Common Stock held by the 1995 Bodner Family Charitable Income Trust ("Bodner Trust"), in which Mr. David Bodner is the sole voting trustee. Does not include the shares of Common Stock into which the Amended Convertible Debentures held by the Laura Huberfeld & Naomi Bodner Partnership are currently convertible. Laura Huberfeld and Naomi Bodner are the respective spouses of Messrs. Huberfeld and Bodner. Messrs. Huberfeld and Bodner are principals of Broad Capital. Each of Broad Capital, the Huberfeld Trust and the Bodner Trust, and the Laura Huberfeld & Naomi Bodner Partnership disclaim beneficial ownership in the shares beneficially owned by each of the other parties.

       (8) Represents the shares of Common Stock issued by the Company pre-Reverse Stock Split to the named Selling Securityholder in partial payment of the placement fee equal to 5% of the proceeds raised in the sale of the Convertible Debentures in May and June 1996.

       (9) The Convertible Debentures discussed in footnote (3) above have been amended to reduce the ceiling conversion price to $1.50 per share (post-Reverse Stock Split). Accordingly, such number of shares represents the shares of Common Stock which may be acquired upon conversion of the Amended Convertible Debentures in accordance with the Amended Conversion Formula. In determining the number of shares indicated, the Amended Conversion Price was assumed to be $1.50 per share.

       (10) The Convertible Notes discussed in footnote (4) above have been amended to reduce the fixed conversion price to $1.50 per share post-Reverse Stock Split. Accordingly, such number of shares represents the shares of Common Stock which may be acquired upon conversion of the Amended Convertible Notes in accordance with the Amended Conversion Price of $1.50 per share.

       (11) Represents shares of Common Stock into which the Amended Convertible Debentures held by the Laura Huberfield & Naomi Bodner Partnership are currently convertible.

       (12) Less than one percent (1%).

       This Supplement does not constitute a complete Prospectus and shall not be considered an offer to sell, or a solicitation of an offer to buy, the Shares (or the Rights) to which it relates. Reference is made to the Company's Prospectus dated November 26, 1996, as supplemented by Supplements No. 1 and 2, dated December 4, 1996 and December 18, 1996, respectively, for information with respect to the Company and the Shares of the Company's Common Stock and the Rights associated with such Shares.

                   The date of this Supplement is May 6, 1997.